June 9, 2006	Stephen C. Ferruolo stephen.ferruolo@hellerehrman.com Direct +1.858.450.8430 Direct Fax +1.858.587.5930 Main +1.858.450.8400

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. - Mail Stop 6010

Washington, D.C. 20549

Attn: Zafar Hasan

Re:	Neurobiological Technologies, Inc.
Amendment No. 2 to Form S-3 filed February 23, 2006
File No. 333-123017

Ladies and Gentlemen:

On behalf of Neurobiological Technologies, Inc. (“NTI”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated March 21, 2006, in connection with the filing of the above-referenced registration statement on Form S-3 (the “Form S-3”). On behalf of NTI, we are concurrently filing Amendment No. 3 to the Form S-3 (the “Amendment”).

General

Cover page

1.	Please revise your cover page to eliminate the cross reference to the Risk Factor section on page 4. Instead, state here on the cover page that the risk factors will be included in your prospectus supplements in addition to being incorporated by reference from your periodic reports.

We have complied with this request and have amended the cover page in the Amendment.

2.	In future periodic reports, please label the discussion of your risk factors “Risk Factors,” rather than “Other Factors that May Affect Future Results.”

We have complied with this request in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and will also comply with this request in future filings.

Heller Ehrman LLP    4350 La Jolla Village Drive, 7th Floor    San Diego, CA 92122-1246    www.hellerehrman.com

Anchorage    Beijing    Hong Kong    Los Angeles    Madison, WI    New York    San Diego    San Francisco    Seattle

Silicon Valley    Singapore    Washington, D.C.

About Neurobiological Technologies, page 2

3.	Please revise the fifth paragraph to clarify when you expect to receive the additional $8 million of the purchase price. Is the receipt of the remainder of the purchase price contingent on the occurrence of any events?

We have revised this disclosure to clarify the expected timing of the additional purchase price and have clarified that the receipt of this amount is not contingent upon the occurrence of any future events.

4.	We note your response to prior comment 2 (which relates to prior comment 18 from our original letter) regarding the aggregate milestone payments under the Merz and Abbott agreements. While we understand that the company has sought confidential treatment for this information in its periodic reports, confidential treatment is not appropriate for aggregate milestone payments. Accordingly, you should revise this disclosure to include this payment information. In addition, in your new agreement with Nordmark, you reference “periodic payments as work is being performed.” The aggregate amount of these payments should also be disclosed.

We have complied with this request and have provided aggregate payment information, to the extent known or estimable, for each of these agreements. Additionally, we have provided disclosure regarding the aggregate amount of the payments that may be made to Nordmark.

5.	We note that your royalty obligations to Abbott expire on a country-by-country basis as the applicable patents expire. Please revise to disclose when these, patents are scheduled to begin expiring.

We have complied with this request and have provided a range of expiration dates for the various international patents.

6.	We note your response to prior comment 4. Please confirm that in future filings that include risk factors, the company will not include statements relating to risks/uncertainties of the type that we asked you to delete.

The Company confirms that it will not include in future filings general statements relating to the risks and uncertainties of the type that the Staff asked to be deleted.

7.	Please provide a more comprehensive discussion of your material agreements. The discussion should briefly summarize all material terms of the agreement, including term and termination provisions. Also, in your discussion of your SCIREX Corporation agreement, disclose the changes you are seeking to the agreement.

We have complied with this request and have provided additional disclosure relating to our material agreements. Additionally, we have provided information regarding the recent amendment to our agreement with SCIREX.

Form 10-K – June 30 2005

Material Agreements, page 3

Abbott Laboratories and Viprinex, page 4

8.	Please revise this discussion to include the aggregate milestone payments that you may be required to pay under this agreement. Please revise your notes to the financial statements to include a discussion of this agreement as well as the SCIREX agreement referenced in this same discussion. Also include these amounts in your contractual obligation table presented on page 29.

The Company respectfully submits that as of June 30, 2005, the date as of which the Form 10-K speaks, the milestone payments potentially due under the Abbott Laboratories license were not probable. At that time, the Company had not commenced clinical trials for the Viprinex program and did not yet have FDA approval to do so. However, since that time, the Company has commenced two Phase III clinical trials and now believes that the payment of these amounts is more probable, such that the disclosure of aggregate milestone payments in the Form 10-K for the fiscal year ending June 30, 2006 (the “2006 Form 10-K”) would be meaningful. Accordingly, the Company proposes to address the requested disclosure on a prospective rather than retrospective basis.

Additionally, the Company respectfully notes that the amounts potentially payable under the SCIREX agreement are currently included in the table of contractual commitments for the fiscal 2005 Form 10-K. To provide greater transparency, however, the Company will separately itemize these amounts in the 2006 Form 10-K by way of a footnote.

Liquidity and Capital Resources, page 27

Contractual Obligations Table, page 29

9.	Please explain to us how you arrive at the amounts disclosed in the line item “Other long-term liabilities.” We note that a portion appears to be based on the payment to Empire, but it is unclear whether there are other amounts represented here given the fact that this is spread over two time periods in the table. Also clarify in that footnote the cash portion of the obligation that will be paid.

The entry “Other long-term liabilities” was calculated as follows:

	Total	Less than 1 year	1-3 years	3-5 years
Commitment to Empire	$2,000,000	$2,000,000	$—	$—
Commitments to clinical research organizations	10,732,000	6,957,000	3,775,000	—
Commitments to manufacturers	2,180,000	1,627,000	553,000

TOTAL	$14,912,000	$10,584,000	$4,328,000	—

The second payment to Empire, which was paid in November 2005, was a total of $2 million. To augment this disclosure in future filings, the Company will itemize material amounts included in “Other long-term liabilities” in a footnote to the table so that readers will understand the items that are included.

Financial Statements

Note 2. Acquisition of Empire Pharmaceuticals, Inc., page 49

10.	Refer to your response to comment ten. We note that the revised wording you referenced on pages 25 and 26 indicates that any additional payments made will result in additional IPR&D. This infers that the actual value determined in your valuation was in excess of the $4.3 million disclosed here by at least an additional $3.8 million that is disclosed at the top of page 26. Please explain to us how you considered paragraph 46 of SFAS 141 in determining the accounting treatment to apply to this additional fair value and the contingent consideration disclosed.

The Company notes that the appraised value of the acquired assets was greater than the sum of the consideration paid on the acquisition date and the additional contingent consideration paid when the contingency was resolved. Thus, in accordance with paragraph 44 of SFAS 141, the amount of the appraised value that exceeded the initial consideration payment of $12,669,184, which was paid on the acquisition date, was allocated on a pro rata basis at the time of the acquisition to all of the assets acquired. When the contingency was resolved, the additional contingent consideration was then allocated on a pro rata basis to the assets acquired in accordance with paragraph 46 of SFAS 141. The following summarizes the Company’s recording of the initial and contingent payments, reflecting how the excess value of the acquired assets was allocated on a pro rata basis to the values assigned to the assets acquired.

	INITIAL PAYMENT: PRO RATA DISTRIBUTION	CONTINGENT PAYMENT: PRO RATA DISTRIBUTION	TOTAL ALLOCATED VALUE	INDEPENDENT VALUATION	% OF TOTAL
ASSETS ACQUIRED

TANGIBLE ASSETS
RAW SNAKE VENOM & SNAKE FARM	$286,900	$260,841	$547,741	$550,000	2%
COMPOUND CONCENTRATE	678,127	616,533	1,294,660	1,300,000	5%

SUBTOTAL	965,027	877,373	1,842,400	1,850,000	8%

INTANGIBLE ASSETS
ABBOTT LICENSE AGREEMENT	7,355,072	6,687,007	14,042,079	14,100,000	58%
IN-PROCESS R & D	4,251,336	3,865,185	8,116,521	8,150,000	34%
OTHER PATENTS	78,245	71,138	149,384	150,000	1%

SUBTOTAL	11,684,653	10,623,331	22,307,984	22,400,000	92%

TOTAL	$12,669,184	$11,500,704	$24,169,888	$24,250,000	100%

11.	Please explain to us in greater detail how the license acquired in this acquisition with Abbott meets the requirements to be capitalized given that it appears to be related to the development efforts of Viprinex. Include specifically what alternative future use this license has apart from the development of this product.

As noted in the Company’s response to Comment No. 44 in the Staff’s letter dated March 25, 2005, the Company has determined that the license agreement has alternative future commercial and developmental uses. Accordingly, these assets were capitalized in accordance with SFAS 2 paragraph 11(a). The license agreement with Abbott Laboratories provides worldwide marketing and developmental rights to the Company for all indications of Ancrod, not just acute ischemic stroke (the indication that the Company is currently pursuing). Ancrod had previously obtained approval in certain European countries and in Canada for the treatment of the following indications: deep-vein thrombosis; peripheral arterial occlusive disease; and, heparin-induced thrombocytopenia. We also note that prior to its acquisition by Abbott Laboratories, Knoll AG previously marketed Ancrod for these indications in European and Canadian markets under the trademarked names of Arwin and Arvin. The Company believes that Ancrod can also be used as a treatment for spinal cord injury and for the reduction of scarring. The Company has patent rights covering these indications and is seeking partners to develop Ancrod for these indications. Based on these alternative future commercial uses, the Company capitalized the intangible assets, consisting of the license agreement and patents, in accordance with SFAS 2 paragraph 11(c).

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If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8430 or Ryan Murr at (858) 450-8425 at your convenience. Your assistance in this matter is gratefully appreciated.

Sincerely,

/s/ Stephen C. Ferruolo
Stephen C. Ferruolo

Enclosures

cc:	Jeffrey Reidler, Securities and Exchange Commission
Tabatha Akins, Securities and Exchange Commission
Jim Rosenberg, Securities and Exchange Commission
Jonathan R. Wolter, Neurobiological Technologies, Inc.

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